Exhibit 99.1

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE April 8, 2014
DRILLING INTERSECTS ADDITIONAL MINERALIZATION IN NORTHWEST ZONE SOUTH TALLY POND PROJECT, NEWFOUNDLAND

Vancouver, British Columbia, April 8, 2014 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to provide the results of its recently completed 2014 winter diamond drill program on its wholly owned South Tally Pond copper-lead-zinc-silver-gold project in central Newfoundland. The South Tally Pond project is located adjacent to, and in the same volcanic belt as, the Duck Pond Cu-Zn Mine and Mill complex operated by Teck Resources.

Six drillholes, totaling 2,350 metres were completed at the Northwest mineralized zone located 250 metres northwest of the drill-defined Lemarchant Deposit. The 2014 winter drilling program successfully extended the Northwest zone mineralization which remains open for further expansion. Highlights of the winter drilling program include:

● Drillhole LM14-95 (Section 106+50N), located 30 metres up-dip of drillhole LM13-94, intersected two semi-massive sulphide intervals between 315 and 400 metres downhole. Significant assays included 4.8% zinc, 0.3% lead, 0.5% copper, 24.3 g/t silver and 0.9 g/t gold over 2.5 metres.

● Drillhole LM14-96 (Section 106+50N), located 30 metres up-dip of drillhole LM14-95, intersected semi-massive to massive sulphides with massive barite (14 metres) between 303 and 321 metres downhole Significant assays include 7.0% zinc, 4.3% lead, 0.4% copper, 62.1 g/t silver and 0.7 g/t gold over 1.5 metres.

● Drillhole LM14-97 (Section 105+50N) located 35 metres down-dip of LM13-82, intersected a mineralized massive barite interval between 357 and 361 metres downhole. Significant assays include 90.5 g/t silver and 1.4 g/t gold over 3.5 metres.

● Drillhole LM14-99 (Section 106+50N), located 40 metres up-dip of LM14-96 intersected a thick sequence of iron-rich mudstones and felsic volcanic rocks with anomalous base and precious metals between 224 and 249 metres downhole.

● Drillhole LM14-100 (Section 107+00N), located 50 metres north of LM13-94, intersected disseminated to semi-massive stringer pyrite mineralization between 314 and 364 metres downhole with anomalous base and precious metals over two, 13 metre intervals.

2014 Significant Assay Results include:

Hole ID	From	To	Length	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)	Au (g/t)
	(m)	(m)	(m)

LM14-95	315.6	318.1	2.5	2.7	1.0	0.3	21.2	0.25
	397.5	400.0	2.5	4.8	0.3	0.5	24.3	0.93
LM14-96	302.8	305.3	2.5	2.8	1.1	0.3	26.3	0.40
	305.3	319.3	14.0	0.9	0.3	0.2	55.8	0.70
	319.3	320.8	1.5	7.0	4.3	0.4	62.1	0.70
LM14-97	357.1	360.6	3.5	0.8	0.1	0.2	90.5	1.41
LM14-98				No significant assays
LM14-99	223.2	224.1	0.9	2.4	1.2	0.09	29.1	0.25
LM14-100	253.9	255.9	2.0	1.2	0.3	0.2	12.8	0.6
	319.2	332.2	13.0	0.3	0.1	0.02	16.1	0.65
	344.2	356.2	13.0	0.3	0.1	0.01	7.4	0.15

* Lengths given are core lengths and may not represent true widths

The sulphide mineralization and barite intervals in the Northwest zone are commonly underlain by a moderate to intensely altered felsic volcanic footwall stratigraphy, typical of volcanogenic massive sulphide deposits. These are excellent indications of a well-developed hydrothermal system that provide vectors to potential deposits.

The Company is planning a detailed review, structural analysis and remodeling of the Lemarchant deposit to take into account the results of the Northwest zone drilling.

South Tally Pond Project

The South Tally Pond project is 100%-owned and covers 170 km2 of a highly prospective volcanogenic massive sulphide (“VMS”) geological belt in central Newfoundland. The Lemarchant Deposit, the most advanced target on the South Tally Pond property, is situated 20 km southwest of Teck Resources Limited’s Duck Pond copper-zinc mine in the same geological belt.

Previous drilling by Paragon Minerals Corporation (now a 100% owned subsidiary of Canadian Zinc) at the Lemarchant Deposit has outlined a significant precious metal-rich copper-lead-zinc VMS deposit with excellent potential to develop into a viable economic resource. An initial National Instrument (“NI”) 43-101 mineral resource estimate was completed in January 2012 on the Lemarchant Deposit and includes the following mineral resources:

● Indicated Mineral Resource: 1.24 million tonnes grading 5.38% zinc, 0.58% copper, 1.19% lead, 1.01 g/t gold and 59.17 g/t silver (15.40% ZnEQ) using a 7.5% zinc equivalent grade cut-off.

● Inferred Mineral Resource: 1.34 million tonnes grading 3.70% zinc, 0.41% copper, 0.86% lead, 1.00 g/t gold and 50.41 g/t silver (11.97% ZnEQ) using a 7.5% zinc equivalent grade cut-off.

(See Technical Report and Mineral Resource Estimate on the Lemarchant Deposit, South Tally Pond VMS Project, central Newfoundland, dated March 2, 2012 filed on SEDAR under Paragon Minerals Corporation)

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol “CZN”. The Company’s key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories.

With a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver and an additional Inferred Resource of 6.2 million tonnes averaging 14.5% zinc, 11.5% lead, 0.57% copper and 229 g/t silver, (AMC Mining Consultants (Canada) Ltd. J M Shannon and D Nussipakynova, Qualified Persons, June 2012), Prairie Creek has the majority of infrastructure in place including a 1,000 tonne per day mill, five kilometres of underground workings and related equipment, a heavy duty and light duty surface fleet, three exploration diamond drills and a 1,000 m airstrip. The Company has engaged Tetra Tech to provide technical services for basic engineering and procurement services for the development of major equipment packages, facility rehabilitation and repair work and capital items for the Prairie Creek Mine. AMC Consultants have also been engaged to undertake a geotechnical study of the underground mine plan with a view of reducing the initial development,shorten the development schedule and optimize the mine operating costs.

Canadian Zinc also owns an extensive land package, in excess of 500 square kilometres in central Newfoundland, which includes three polymetallic (copper-lead-zinc-silver-gold) deposits with NI 43-101 compliant resources, numerous exploration targets and a detailed exploration database spanning several decades of previous work. The South Tally Pond project hosts the Lemarchant deposit and Northwest zone; the Tulks South project hosts the Boomerang-Domino deposits and Hurricane zone; and the Long Lake project which host the Main Zone deposit. Exploration programs are now being planned for key central Newfoundland properties during 2014.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com Website: www.canadianzinc.com

Quality Assurance and Quality Control

Drillhole intervals are core length and estimated to be near true thickness. Samples were analyzed for Au (1 assay ton), Ag, Cu, Pb and Zn at Eastern Analytical Labs in Springdale, NL from sawn NQ-sized half core sections. Data quality is monitored through the insertion of control samples consisting of one prepared base and precious metal standard and one blank sample for every 20 samples of diamond drill core. All control samples conformed to the accepted contained grades of base and precious metals. Select samples pulps were shipped to ALS Chemex in North Vancouver, BC for 33-element ICP analysis for further check assays of significant base and precious metal bearing samples.

Michael J. Vande Guchte., P.Geo., VP Canadian Zinc Corporation and VP Exploration for Paragon Minerals Corporation is responsible for the South Tally Pond exploration program, and is a Qualified Person as defined by NI 43-101 and has reviewed and has approved the contents of this news release.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

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